NEWS RELEASE

Crosshair Intersects 0.16% Vanadium Over 73.0 Metres

Dated: September 16th, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce results from Phase II of the vanadium resource expansion program on the Central Mineral Belt (CMB) Project in Labrador.  These results are from the southern portion of the deposit and demonstrate that the mineralization is close to surface.

Highlights from recently assayed holes include:

-	0.163% vanadium (V2O5) over 73.0 metres (m) (from 176.0m to 249.0m) in hole ML-74, and

-	0.171% V2O5 over 51.9m (from 1.7m to 53.6m) in hole ML-112, and

-	0.153% V2O5 over 43.4m (from 3.0m to 46.4m) in hole ML-111, and

-	0.165% V2O5 over 36.4m (from 1.6m to 38.0m) in hole ML-81.

NOTE: The holes were not sampled in sequence.

“It’s great to see how consistent the results are,” says Stewart Wallis, President and CEO of Crosshair.  “We continue to demonstrate excellent widths and grades, which should add to the resources in the upcoming estimate.”

The vanadium resource expansion program has been planned with the goal of adding significant pounds of vanadium to the existing vanadium resource without the need for further drilling.  Given the fact that the previous drill programs on the CMB Project focused exclusively on uranium, most holes were originally sampled only where uranium was encountered.  For this reason, approximately 3,600m of existing core was re-sampled and assayed for vanadium.

Vanadium recoveries from metallurgical test work yielded up to 93.4% vanadium extraction.  For further details please see the July 7th, 2010 News Release.

Complete vanadium assay highlights are posted on the Crosshair website at: http://www.crosshairexploration.com/i/pdf/Vanadium_Assay_Highlights.pdf.

Crosshair’s exploration work on the CMB Project is supervised by Stewart Wallis, P.Geo., a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI 43-101.  Mr. Wallis has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to Crosshair.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are sent to Activation Laboratories in Ancaster, ON for analyses.  Vanadium analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Samples that exceed the upper limit for vanadium are re-assayed using fusion ICP.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

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Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.